Contact

www.linkedin.com/in/joshglasser
(LinkedIn)

Top Skills

Public Relations
Marketing
Marketing Strategy

Josh Glasser

Co-Founder and CEO of Qwesty, The AI-powered, commission-free real estate marketplace with full transaction automation.
Boynton Beach, Florida, United States

Summary

After over 20 years of owning and operating multiple companies, Josh's experiences make him uniquely qualified to be a valuable asset for his clients. Upon graduating from the esteemed Newhouse School of Public Communications at Syracuse University, he ventured into the ranks of corporate America. However, as an independent spirit and thought-leader, he soon realized that his creative juices and ambition were never going to be harnessed within this environment. So with a little more than a ton of ambition, a vision, and an unwavering attitude of "I can do this," he did.

With hard work, long hours, and tremendous perseverance, he successfully built a marketing and public relations firm that had bragging rights to working not only with small and medium enterprises but also some Fortune 500 companies as well. The company developed a core competency in working with real estate developers that specialized in commercial, multi-family residential, townhomes, and high rises.

Before starting Meta Group Florida, Josh was instrumental in building a new brokerage firm located in Broward County. His plan was flawlessly executed and became a reality as he hired 40 licensed sales associates in only a matter of a few months.

Josh is dedicated to working with his clients with the highest degree of personalized service. Single and without other distractions for his time, he is able to commit extraordinary resources to his clients and their needs. His knowledge of Broward, Palm Beach, and Dade Counties is excellent, which his clients will quickly find beneficial. In addition, he is technology savvy, a real people person, and a marketing powerhouse.

Over the past two years, Josh has been working diligently on developing a fully automated, digital real estate marketplace

where consumers can transact real estate without paying broker commissions.

Experience

Qwesty
Chief Executive Officer
January 2024 - Present (2 months)
Florida, United States

Meta Group Florida
Managing Broker/Owner
October 2022 - Present (1 year 5 months)
Florida, United States

Compass
Real Estate Advisor
April 2020 - October 2022 (2 years 7 months)
Fort Lauderdale, Florida, United States

Agency M
President
January 2017 - October 2022 (5 years 10 months)
We are a diverse group of business and marketing professionals with a wealth of knowledge and experience. Each day, we apply our proven strategies for start-ups, non-profits, small, and mid-sized businesses alike, leveraging our passion for developing and executing powerful campaigns.

mCentrik Agency
President
December 2009 - October 2022 (12 years 11 months)
m-cen-trik
- noun
The coming together of all branding and marketing efforts into one centralized process.

mCentrik is a creative B2B marketing, public relations and business development firm. We are the epicenter for local, national and global enterprises that utilize our efficient centralized marketing solutions. We integrate our marketing-centrik® strategies into the core of our clients' businesses to produce a measurable increase in revenue.

Our mission is to centralize all aspects of the marketing process into a unified marketing-centrik® system that delivers strategically consistent messaging, optimizes our clients' resources and ensures that they meet and exceed their sales targets.

mCentrik was founded by Joshua Glasser because he saw a gap between marketing and knowledge that needed to be filled. He envisioned a centralized marketing team that would not only accomplish marketing goals, but would utilize knowledge-based technologies and creativity to incorporate marketing strategies with successful business development.

Gone are the days of juggling multiple agencies with unrelated marketing agendas. mCentrik is the epicenter that seamlessly creates and coordinates all aspects of a harmonious marketing campaign. Today, mCentrik's goal is to be the strategic core of your centralized knowledge-based marketing and business development and to generate increased sales for your company.

"My vision is to deliver consistency among all marketing efforts so they dance in harmony with our client's core brand and messaging." - Joshua Glasser, President, mCentrik

Glasser Larsen
Co-Founder
2017 - April 2020 (3 years)
Pembroke Pines

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Education

Syracuse University
Bachelor's, Public Relations and Information Technology · (1996 - 2000)